Exhibit 3.4

Amendment

to Amended and Restated Bylaws of

TippingPoint Technologies, Inc.

November 19, 2003

Pursuant to the written consent of the Board of Directors of TippingPoint Technologies, Inc., a Delaware corporation (the “Company”), dated November 19, 2003 (the “Effective Date”), the Amended and Restated Bylaws of the Company are hereby amended as follows, all such amendments to be effective as of the Effective Date:

Section 5 of Article VIII is deleted in its entirety and replaced with the following:

“Chief Executive Officer. Unless the Board of Directors designates otherwise, the President shall be the Chief Executive Officer of the corporation. The Chief Executive Officer shall preside at all meetings of the stockholders, and in the absence or inability to act of the Chairman of the Board shall preside at meetings of the Board of Directors and perform the duties and have the authority and exercise the powers of the Chairman of the Board. The Chief Executive Officer shall have such other powers and duties as usually pertain to such office or as may be delegated by the Board of Directors. In the absence or inability to act of the Chief Executive Officer, the President unless the President is also the Chief Executive Officer in which case then the Vice Presidents, in order of their seniority, unless otherwise determined by the Board of Directors, shall perform the duties and have the authority and exercise the powers of the Chief Executive Officer.”